# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intuitive Machines, Inc., CIK 0001844452
CUSIP: 46125A100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13467 COLUMBIA SHUTTLE STREET, 13467 COLUMBIA SHUTTLE STREET, HOUSTON, Texas (TX), 77059
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001535929-26-000073
Filed by CIK 0001535929

## Reporting persons
- Voya Financial, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 4,433,174; shared voting power 0; sole dispositive power 7,482,554; shared dispositive power 0; aggregate amount beneficially owned 7,482,554 (4.7% of the class)

## Item 1. Issuer
Name of issuer: Intuitive Machines, Inc.
Address of issuer's principal executive offices: 13467 COLUMBIA SHUTTLE STREET, 13467 COLUMBIA SHUTTLE STREET, HOUSTON, TEXAS, 77059.

## Item 2. Person Filing
Name of person filing: Voya Financial, Inc.
Address of principal business office or, if none, residence:
200 Park Avenue
New York, NY 10166
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 7,482,554
Percent of class: 4.7%
Sole power to vote or to direct the vote: 4,433,174
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,482,554
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: This Schedule 13G is filed by Voya Financial, Inc., the ultimate corporate parent of the subsidiary entities listed on Exhibit A. Each such entity may be deemed to beneficially own the securities to which the Schedule 13G applies.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Voya Financial, Inc. is filing this Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) as the ultimate parent corporation of its wholly owned subsidiaries listed on Exhibit A hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Voya Financial, Inc.: /s/ Mark Sides, SVP, Deputy General Counsel (08/06/2026)